Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatic which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. The product development is based on in-house research within nanotechnology and company patents. The company share is listed at NASDAQ Stockholm, NASDAQ Capital Markets in the USA and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

Oasmia has aquired a project from Karo Pharma which in pre-clinical studies has shown promising signs of an improved side-effect profile in connection to treatment with cytostatics. The project strengthens Oasmia’s portfolio of cancer drugs.

Concerning Apealea®, the registration process is continuing in Europe and the preparations for submission to the Food and Drug Administration (FDA) in the USA is on-going following that Paclical®/Apealea previously in the year met all endpoints in the Phase III study on ovarian cancer.

In Russia, where Apealea is branded Paclical, Pharmasyntez is continuing the launch. Paclical is the only water-soluble formulation of paclitaxel which can be administered at a higher dose which is reimbursed by Russian health insurance.

Within Animal Health, Oasmia is working on a perennial plan in which we train veterinarians that are not specialists in oncology to use the approved drug Paccal Vet.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented technology XR17. Paclical has received orphan drug designation (see below) in the EU and the USA for the indication ovarian cancer.

Oasmia has performed a Phase III study with Paclical for treatment of ovarian cancer, an indication with just under 250,000 new annual cases globally, which makes it the seventh largest indication in women, with regard to the number of cases and the fifth largest regarding mortality. The final study report, which was completed during the third calendar quarter 2015, was included in the submission of a Marketing Authorization Application to the EMA (European Medicines Agency) in February 2016. In April 2016, the Company could present positive primary Overall Survival data (OS-data) from the study. The survival data will form the basis for an application for market approval to the US FDA.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for treatment of cancer. The company has submitted an application for marketing approval of Doxophos as a hybrid pharmaceutical (improved generic pharmaceutical) in Russia.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for the treatment of metastatic breast cancer. Docecal is now entering the clinical phase and a clinical phase I study as well as a safety and tolerance study is on-going.

Regarding the clinical Phase I study with Docecal, an application to start the study has been submitted in three countries, and has been approved in two. Enrollment of patients began in September 2016 after approval by regulatory authorities and ethics committees.

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XR17

XR17 is Oasmia’s patented excipient which can make insoluble molecules water-soluble by forming nanoparticles, which are immediately dissolved in the blood stream without using solvents. This results, among other things, in shorter infusion times and no need for premedication.

Oasmia completed a study earlier in 2016 to investigate safety and tolerance of XR17. The study confirms that the side-effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer product to apply a dual cytostatic agent in one infusion. It is the unique properties in XR17 that make this combination possible. This concept provides Oasmia with another dimension for pharmaceutical development of multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

In pre-clinical studies, the substance has shown that it contributes to reduced side-effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment is combined. KB9520 has also shown good effect for several types of cancer in models. In these disease models, treatment has also shown a significant reduction of tumor size by stimulating apoptosis (programmed cell death) and inhibits cell growth.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (USA) years on the indication, when the drug is approved for market.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and intended for use in dogs. Oasmia has been granted MUMS designation (see below) by the FDA for Paccal Vet in treatment of mast cell tumors, mammary carcinoma and squamous cell carcinoma.

In February 2014, Oasmia was granted conditional approval in the USA of Paccal Vet-CA1 for treatment of mammary carcinoma and squamous cell carcinoma in dogs.

Oasmia is conducting a complimentary study on Paccal Vet for the treatment of mast cell tumors. The purpose of the study is to measure time to progression for dogs that have been treated four times with three-week intervals. All 50 dogs included in the study have been treated.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

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In February 2015, a Phase II study was initiated whose primary goal is to assess response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

THE COMPANY

Private placement

In October 2016, a private placement of 8,750,000 shares was completed at a price of 8.00 per share, which, after deductions for issue expenses, provided the company with MSEK 66.7.

Nexttobe extended loan to Oasmia

In the period, Nexttobe extended its MSEK 94.4 loan to Oasmia. In addition, the accrued interest as of December 30, 2016, amounting to MSEK 8.0 will be added to the loan. The new loan, replacing the current loan at the due date, amounts thus to MSEK 102.4 in total and is due on September 30, 2017. The interest rate for the period January 1, 2017 thru September 30, 2017 is set at 3.5 percent.

Aquisition of a development project and thereby connected offset share issue

In October 2016, Oasmia aquired a cancer project from Karo Pharma, see ”Business Activities” above.

The project was acquired for MSEK 25 and was paid with 3,080,000 newly issued shares to a price of approx. SEK 8.12 per share.

In addition to this initial payment, Oasmia will pay 20 percent of all future revenues generated by the project to Karo Pharma.

In connection to this acquisition, it was also decided to propose that Anders Lönner, executive chairman of Karo Pharma, would be elected to the Board of Directors in Oasmia and there take the role as Chairman. This also happened at the Extraordinary General Meeting held on November 21.

Oasmia hires new CFO

On November 21, 2016, Fredrik Gynnerstedt started his employment as CFO for Oasmia.

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Share price development during the period (SEK)

NASDAQ Stockholm

EVENTS AFTER CLOSING DAY

Changes in ownership

Nexttobe AB, which until the end of the quarter was Oasmia’s second largest owner, has sold its shares. Instead, Per Arwidsson has taken over as second largest owner with 11.8 percent.

Extraordinary General Meeting

An Extraordinary General Meeting was held on November 21. At this meeting, Anders Lönner was elected as new Member of the Board and was also appointed Chairman of the Board. Julian Aleksow was elected as Executive Vice Chairman of the Board. Horst Domdey and Hans Sundin left the Board, while Alexander Kotsinas, Bo Cederstrand and Lars Bergkvist remain.

A resolution of a new option program for the Oasmia Board of Directors and management was also made at the meeting.

FINANCIAL INFORMATION1

Consolidated Income statement in brief

	2016	2015	2016	2015	2015/16
TSEK	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales	56	52	92	271	6,373
Change in inventories of products in progress and finished goods	(1,377)	-	(998)	-	9,509
Capitalized development cost	1,718	4,641	3,398	10,181	16,727
Other operating income	194	0	404	1	2
Operating expenses	(36,459)	(45,701)	(71,105)	(89,280)	(165,301)
Operating income (loss)	(35,867)	(41,008)	(68,209)	(78,827)	(132,691)
Net income (loss) after tax	(41,343)	(43,395)	(78,264)	(83,215)	(141,539)
Earnings (loss) per share, before and after dilution, in SEK	(0.39)	(0.44)	(0.73)	(0.85)	(1.39)
Comprehensive income (loss) for the period	(41,339)	(43,417)	(78,251)	(83,221)	(141,557)

1 Figures within parentheses in tables represent negative amounts

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SECOND QUARTER

August 1 – October 31, 2016

Net sales

Net sales amounted to TSEK 56 compared to TSEK 52 for the corresponding quarter previous year and consisted of sales of supplies. In the corresponding period previous year, net sales mainly consisted of revenues from sales of Paccal Vet-CA1.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, amounts to TSEK (1,377), compared to TSEK 0 in the same period previous year.

This mainly comes from written down finished goods, TSEK (1,172), see below.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 1,718. Of the capitalization, Paclical comprised TSEK 1,604 and Paccal Vet comprised TSEK 114. In the same quarter previous fiscal year, capitalized development cost amounted to TSEK 4,641 of which Paclical comprised TSEK 2,203 and Paccal Vet TSEK 2,438. The decrease in capitalized development costs in the quarter is mainly due to that the study with Paccal Vet for treatment of mammary cancer in dogs has had low activity compared to the same quarter previous year.

Other operating income

Other operating income amounted to TSEK 194 and to TSEK 0 in the same period previous year. These mainly consist of foreign exchange gains.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 36,459 which is lower compared to the same period previous year, when they amounted to TSEK 45,701. The decrease is mainly due to a decrease in costs for method development within production compared to the same period previous year. Furthermore, the costs for clinical studies have decreased in the quarter. The project Paclical for treatment of ovarian cancer and the study with Paccal Vet for treatment of mammary cancer in dogs has had a lower activity in the quarter compared to the same quarter previous year.

The number of employees at the end of the period was 77, compared to 79 employees at the end of the same period previous year.

Net loss for the quarter

Net loss after tax for the period was TSEK 41,343 compared to a net loss of TSEK 43,395 for the corresponding period previous year. Operating loss amounted to TESK 35,867 compared to TSEK 41,008 in the same period last year. This improvement was mainly attributable to decreased operating expenses. The net of financial income and expenses TSEK (5,476), decreased compared to the corresponding period previous year TSEK (2,387), which is attributable to increased interest bearing liabilities this year, see “Financial position” below.

The Group’s operations have not been impacted by seasonal variations or cyclical effects.

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THE PERIOD

May 1 – October 31, 2016

Net sales

Net sales amounted to TSEK 92 compared to TSEK 271 for the corresponding period previous year and consisted of sales of supplies. In the corresponding period previous year, net sales mainly consisted of revenues from completed research assignments and revenues from sales of Paccal Vet-CA1.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, amounting to TSEK (998), compared to TSEK 0 in the same period previous year, comes mainly from writing down finished goods planned to be sold on the Russian.

The tender process in Russia has taken considerably longer time than initially estimated. This has led to possible problems with obsolescence in the inventory produced for sales in Russia. The inventory has therefore been written down with TSEK 1,172.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 3,398. Of the capitalization, Paclical comprised TSEK 3,154 and Paccal Vet comprised TSEK 244. In the same period previous fiscal year, capitalized development cost amounted to TSEK 10,181 of which Paclical comprised TSEK 5,468 and Paccal Vet TSEK 4,713. The decrease in capitalized development costs in the period is mainly due to that the Paccal Vet study for treatment of mammary carcinoma in dogs has had low activity in the period compared to the same period previous year. Also concerning Paclical less costs have been capitalized which is mainly due to the fact that the study on ovarian cancer is completed and has therefore lower activity.

Other operating income

Other operating income amounted to TSEK 404 and TSEK 1 in the same period previous year.

These mainly consist of foreign exchange gains.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 71,105 which is lower compared to the same period previous fiscal year, when they amounted to TSEK 89,280. The decrease is mainly attributable to decreased expenses for method development in production compared to the same period previous year. Furthermore, the costs for clinical studies have decreased in the period. The project Paclical for treatment of ovarian cancer and the study with Paccal Vet for treatment of mammary carcinoma in dogs has had low activity in the period compared to the same period previous year.

The number of employees at the end of the period was 77, compared to 79 employees at the end of the same period previous year.

Net loss for the period

Net loss after tax for the period was TSEK 78,264 compared to a net loss of TSEK 83,215 for the corresponding period previous fiscal year. Operating loss amounted to TESK 68,209 compared to TSEK 78,827 in the same period last fiscal year. This improvement was mainly attributable to decreased operating expenses. The net of financial income and expenses (10,055), decreased compared to the corresponding period previous year (4,388), which is attributable to increased interest bearing liabilities this year, see “Financial position” below.

The Group’s operations have not been impacted by seasonal variations or cyclical effects.

Inventories

Inventories amounted to TSEK 15,945 at the end of the period, compared to TSEK 5,758 the same period previous financial year. This increase is due to that Oasmia in the end of the previous fiscal year manufactured the products intended for sale on the Russian market. This production has entailed that inventories of raw materials, finished and semi-finished products has increased. See also note 4.

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Cash flow and Capital expenditures

Cash outflow from operating activities amounted to TSEK 59,794 compared to the outflow of TSEK 40,985 for the same period previous financial year. Although the operating loss improved compared to the corresponding period previous year, it was counteracted by a negative development of the working capital, especially the short term liabilities.

Cash inflow from investing activities amounted to TSEK 16,158 for the period, compared to TSEK 16,788 for the same period previous year. This cash flow was positive in this period and the corresponding period previous year, as short term investments were sold which provided TSEK 20,000 in liquid assets. Short term investments amounting to TSEK 29,500 were sold in the same period previous year. The investments sold this year were restricted as a security for a TSEK 20,000 bank loan, which was repaid in connection to the sale of the investments.

Of the investments in the period, investments in intangible assets amounted to TSEK 3,504 and consisted of capitalized development costs TSEK 3,398 and of patents TSEK 106. During the same period in the previous fiscal year, investments in intangible assets amounted to TSEK 10,826 and consisted of capitalized development costs TSEK 10,181 and patents TSEK 645. Investments in property, plant and equipment amounted to TSEK 339 for the period. In the same period previous year, investments in property, plant and equipment amounted to TSEK 1,886.

Cash inflow from financing activities amounted to TSEK 49,427 compared to TSEK 68,366 for the corresponding period in the previous fiscal year and consisted of a payment from a new issue of convertible debt instruments amounting to TSEK 42,000 with deductions for issue expenses amounting to TSEK 4,605, as well as partial payments of the new share issue completed in October 2016, amounting to TSEK 32,100. See more in the section “Financing” below.

In addition, TSEK 68 has been paid, which was related to the convertible share issue in April 2016.

A TSEK 20,000 bank loan has also been repaid in the period, see above.

Financing

Oasmia carries a TSEK 94,395 loan from Nexttobe AB which matures on December 30, 2016. In the corresponding period previous year, the loan amounted to TSEK 87,000.The loan carries an interest of 8.5 % until the due date. This loan has been renegotiated and will be replaced by a new loan of the same amount on the due date, plus the accrued interest at that time, which amounts to TSEK 8,024, totaling TSEK 102,419. That loan will carry an interest of 3.5 percent and is due on September 30, 2017.

Accrued interest of this loan amounts as of October 31 to TSEK 6,686 compared to TSEK 6,159 in the same period previous year, which together with the capital amount is accounted for as short term (long-term in the previous year) borrowings in the Balance Sheet, at TSEK 101,081 compared to TSEK 93,159 in the corresponding period previous year.

At the end of the previous fiscal year, in April 2016, 28 convertible debt instruments were issued at price of SEK 1,000,000 per convertible. These convertible debt instruments are due on April 14, 2017 if conversion is not executed before then. The loan carries an interest of 8.5 % and can be converted to a price of SEK 11.70 per share. Full conversion would entail that 2,393,162 new shares were issued.

Another convertible loan was issued in the period, comprising 42 convertible debt instruments at a price of SEK 1,000,000 per convertible. After deductions for issue expenses, it provided the company with TSEK 37,395. This convertible loan is due on June 9, 2017, if conversion is not executed before then, and carries an interest of 8.5%. These convertibles can be converted to a price of SEK 12.00 per share. Complete conversion would entail that 3,500,000 new shares were issued.

Relative to a bond loan, convertible debt instruments contains, in addition to the right to carry interest, also the opportunity to, instead of repaying the loan, receive a certain number of shares. This additional benefit means that the interest carried by convertible debt instrument is lower compared to the market interest for a corresponding bond loan. The fair value of the benefit Oasmia received due to this lower interest rate is recorded, after deductions for issue expenses, directly against equity. The debt component of the convertibles, that is, excluding the above mentioned equity component, is accounted for with deductions for issue expenses to its fair value as a liability in the balance sheet at the first time of recording. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

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In October 2016, a private placement of 8,750,000 shares was performed at a price of SEK 8.00 per share. The issue totaled TSEK 70,000 where TSEK 32,100 has been paid in the period. The remaining TSEK 37,900 have been paid in the beginning of November. In the Consolidated statement of financial position it will be accounted for as increased equity at the time of payment. In connection to the new share issue, issue expenses amounting to TSEK 3,325 have arisen, and have been paid after the closing day, and have also been accounted for in the period as a reduction of equity.

In additon to this, an offset share issue was performed in October 2016 comprising 3,080,000 shares to a price of approx. 8.12 per share, totaling TSEK 25,000. The share issue was performed in connection to the acquisition of a development project from Karo Pharma, se the section “The Company” above. This share issue has been accounted for as an increase in equity, but has not provided the company with any liquid assets.

Number of outstanding warrants

As of October 31, 2016, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share	140,352	140,352
Convertibles	70	5,893,162
Total maximum number of shares		9,875,764

These instruments do not, of October 31, 2016, add to any dilution effect, but may do so in the future.

Financial position

The consolidated cash and cash equivalents amounted to TSEK 32,012 as of October 31, 2016 compared to TSEK 70,999 as of October 31, 2015. As of October 31, 2016, the Company has TSEK 0 invested in short-term interest funds. As of October 31, 2015, the Company had TSEK 20,594 invested in short term interest funds. The interest-bearing liabilities were TSEK 156,829 as of October 31, 2016, and consist of a loan from Nexttobe and convertible debt instruments. The corresponding amount for the corresponding period previous fiscal year was TSEK 107,035 and consisted of a loan from Nexttobe, a bank loan and utilized credit from Alceco.

As of October 31, 2016, unutilized bank credit facilities amounted to TSEK 5,000, which is the same amount as of October 31, 2015 and unutilized credit facilities with the principal owner Alceco International S.A, TSEK 40,000, compared to TSEK 39,965 as of October 31, 2015.

As of October 31, 2016, equity amounted to TSEK 302,019 compared to TSEK 360,820 as of October 31, 2015. The Equity/Assets ratio as of October 31, 2016 was 57%, compared to 67% as of October 31, 2015. The Net debt/Equity ratio as of October 31, 2016 was 44%, compared to 6% in October 31, 2015.

Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products are registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of October 31, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing of the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation do not exist.

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Key ratios and other information

	2016	2015	2016	2015	2015/16
	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands	107,209	104,876	107,209	104,876	107,209
Weighted average number of shares, before and after dilution, in thousands	107,209	98,011	107,209	97,934	101,753
Earnings (loss) per share, before and after dilution, SEK	(0.39)	(0.44)	(0.73)	(0.85)	(1.39)
Equity per share, SEK	2.82	3.44	2.82	3.44	3.04
Equity/Assets ratio, %	57	67	57	67	63
Net debt, TSEK	131,503	21,601	131,503	21,601	93,730
Net debt/Equity ratio, %	44	6	44	6	29
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	77	79	77	79	75

Definitions

Earnings per share: Income for the period attributable to parent company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowing (comprising the balance sheet items short-term and long-term borrowings and liabilities to credit institutions, convertible debt instruments) with deduction of cash, cash equivalents and short-term investments.

Net debt/Equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income after financial items as a ratio of average equity.

Above disclosed key ratios are judged to be significant for the kind of business Oasmia is in and contribute to an increased understanding of the financial report.

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Financial Statements (Unaudited)

Consolidated income statement

		2016	2015	2016	2015	2015/16
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales		56	52	92	271	6,373
Change in inventories of products in progress and finished goods		(1,377)	-	(998)	-	9,509
Capitalized development cost		1,718	4,641	3,398	10,181	16,727
Other operating income		194	0	404	1	2
Raw materials, consumables and goods for resale		(554)	(2,500)	(820)	(3,943)	(4,733)
Other external expenses		(21,983)	(29,488)	(39,908)	(55,734)	(98,104)
Employee benefit expenses		(12,787)	(12,500)	(28,102)	(27,094)	(57,661)
Depreciation, amortization and impairment		(1,134)	(1,213)	(2,275)	(2,508)	(4,804)
Other operating expenses		-	-	-	-	-
Operating income (loss)		(35,867)	(41,008)	(68,209)	(78,827)	(132,691)

Financial income		13	12	39	20	786
Financial expenses		(5,489)	(2,400)	(10,094)	(4,408)	(9,634)
Financial income and expenses – net		(5,476)	(2,387)	(10,055)	(4,388)	(8,848)

Income (loss) before taxes		(41,343)	(43,395)	(78,264)	(83,215)	(141,539)

Income taxes	2	-	-	-	-	-
Income (loss) for the period		(41,343)	(43,395)	(78,264)	(83,215)	(141,539)

Income (loss) for the period attributable to:
Parent company shareholders		(41,343)	(43,395)	(78,264)	(83,215)	(141,539)

Earnings (loss) per share before and after dilution, SEK		(0.39)	(0.44)	(0.73)	(0.85)	(1.39)

Consolidated statement of comprehensive income

		2016	2015	2016	2015	2015/16
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Income (loss) for the period		(41,343)	(43,395)	(78,264)	(83,215)	(141,539)
Other comprehensive income (loss)
Items that may be reclassified subsequently to the income statement:
Translation differences		4	(21)	13	(7)	(19)
Total other comprehensive income (loss)		4	(21)	13	(7)	(19)
Comprehensive income (loss) for the period		(41,339)	(43,417)	(78,251)	(83,221)	(141,557)

Comprehensive income (loss) for the period attributable to:
Parent company shareholders		(41,339)	(43,417)	(78,251)	(83,221)	(141,557)

Comprehensive earnings (loss) per share before and after dilution, SEK		(0.39)	(0.44)	(0.73)	(0.85)	(1.39)

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Consolidated statement of financial position

TSEK	Note	October 31, 2016	October 31, 2015	April 30, 2016
ASSETS
Non-current assets
Property, plant and equipment		19,827	22,795	21,172
Capitalized development cost	3	413,298	403,354	409,900
Other intangible assets		36,450	11,933	11,936
Financial non-current assets		2	2	2
Total non-current assets		469,577	438,084	443,010

Current assets
Inventories	4	15,945	5,758	16,638
Accounts receivable		5,263	228	4,903
Other current receivables		1,515	3,002	1,929
Prepaid expenses and accrued income		3,630	3,163	2,885
Short-term investments	5	-	20,594	20,006
Cash and cash equivalents		32,012	70,999	26,208
Total current assets		58,365	103,744	72,570

TOTAL ASSETS		527,942	541,828	515,579

EQUITY
Capital and reserves attributable to parent company shareholders
Share capital		10,721	9,786	10,721
Non-registered share capital		1,183	702	-
Other capital provided		994,995	918,625	941,961
Reserves		(5)	(7)	(19)
Retained earnings including income (loss) for the period		(704,874)	(568,286)	(626,610)
Total equity		302,019	360,820	326,053

LIABILITIES
Non-current liabilities
Long term borrowing	6	-	93,159	-
Total non-current liabilities		0	93,159	0

Current liabilities
Liabilities to credit institutions		-	20,000	20,000
Convertible debt instruments		62,434	-	25,549
Other short-term borrowings	6	101,081	35	94,395
Accounts payable		35,201	40,957	27,236
Other current liabilities		2,159	2,045	2,068
Accrued expenses and deferred income		25,048	24,813	20,278
Total current liabilities		225,923	87,849	189,527

Total liabilities		225,923	181,008	189,527

TOTAL EQUITY AND LIABILITIES		527,942	541,828	515,579

Any contingent liabilities and pledged assets are reported in note 7

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Consolidated statement of changes in equity

	Attributable to parent company shareholders
TSEK	Share capital	Non- registered share capital	Other capital provided	Reserves	Retained earnings including income (loss) for the period	Total equity
Opening balance as of May 1, 2015	9,786	0	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	-	(83,215)	(83,215)
Other comprehensive income (loss)	-	-	-	(7)	-	(7)
Comprehensive income (loss) for the period	0	0	0	(7)	(83,215)	(83,221)
New share issues	-	702	80,223	-	-	80,925
Issue expenses	-	-	(12,594)	-	-	(12,594)
Closing balance as of October 31, 2015	9,786	702	918,625	(7)	(568,286)	360,820

Opening balance as of May 1, 2015	9,786	0	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	-	(141,539)	(141,539)
Other comprehensive income (loss)	-	-	-	(19)	-	(19)
Comprehensive income (loss) for the period	0	0	0	(19)	(141,539)	(141,557)
Warrants	-	-	27	-	-	27
Equity component in issue of convertible debt Instruments	-	-	382	-	-	382
New share issues	935	-	105,261	-	-	106,196
Issue expenses	-	-	(14,706)	-	-	(14,706)
Closing balance as of April 30, 2016	10,721	0	941,961	(19)	(626,610)	326,053

Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,053
Income (loss) for the period	-	-	-	-	(78,264)	(78,264)
Other comprehensive income (loss)	-	-	-	13	-	13
Comprehensive income (loss) for the period	0	0	0	13	(78,264)	(78,251)
Equity component in issue of convertible debt Instruments	-	-	442	-	-	442
New share issues	-	1,183	55,917	-	-	57,100
Issue expenses	-	-	(3,325)	-	-	(3,325)
Closing balance as of October 31, 2016	10,721	1,183	994,995	(5)	(704,874)	302,019

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2016
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Consolidated cash flow statement

		2016	2015	2016	2015	2015/16
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Operating activities
Operating income (loss) before financial items		(35,867)	(41,008)	(68,209)	(78,827)	(132,691)
Adjustments for non-cash items		1,134	1,213	2,275	2,508	4,804
Interest received		42	12	45	20	786
Interest paid		(118)	(526)	(256)	(625)	(1,664)
Cash flow from operating activities before changes in working capital		(34,808)	(40,309)	(66,145)	(76,924)	(128,766)

Change in working capital
Change in inventories		973	568	693	(417)	(11,297)
Change in accounts receivable		(185)	(28)	(360)	(123)	(4,798)
Change in other current receivables		2,874	(1,803)	(331)	(1,912)	(561)
Change in accounts payable		9,021	17,925	4,640	26,939	13,218
Change in other current liabilities		917	7,001	1,709	11,452	4,077
Cash flow from operating activities		(21,208)	(16,646)	(59,794)	(40,985)	(128,126)

Investing activities
Investments in intangible assets		(1,824)	(5,015)	(3,504)	(10,826)	(17,960)
Disposal of intangible assets		-	-	-	-	-
Investments in property, plant and equipment		(46)	(612)	(339)	(1,886)	(1,974)
Disposal of property, plant and equipment		-	-	-	-	-
Investments in short-term investments		-	-	-	-	-
Disposal of short-term investments	5	20,000	-	20,000	29,500	30,000
Cash flow from investing activities		18,130	(5,627)	16,158	16,788	10,066

Financing activities
Repayment of bank loan		(20,000)	-	(20,000)	-	-
Borrowings	6	-	35	-	35	35
Repayments of loans		-	-	-	-	(35)
Convertible debt instruments		-	-	42,000	-	28,000
Warrants		-	-	-	-	27
New share issues		32,100	80,925	32,100	80,925	106,196
Issue expenses		0	(12,594)	(4,673)	(12,594)	(16,774)
Cash flow from financing activities		12,100	68,366	49,427	68,366	117,449

Cash flow for the period		9,021	46,091	5,790	44,169	(610)
Exchange rate differences in cash & cash equivalents		4	(21)	13	(7)	(19)
Cash and cash equivalents at beginning of the period		22,987	24,929	26,208	26,837	26,837
Cash and cash equivalents at end of the period		32,012	70,999	32,012	70,999	26,208

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2016
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Notes to Unaudited Financial Statements

Note 1 Accounting policies, etc

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods are unchanged compared to those described in the Annual Report for the fiscal year May 1, 2015 – April 30, 2016.

New or revised IFRS standards or interpretations by IFRIC that became effective since May 1, 2016, has not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous fiscal year, financial instruments carrying amounts are the same as fair values with the exception of the loan from Nexttobe (see note 6). The Group currently only has one operating segment and does therefore not disclose any segment information.

Note 2 Taxes

The group had accumulated losses carried forward, related to previous fiscal years and the period, amounting to TSEK 804,431 and the parent company had such amounting to TSEK 794,167. As of April 30, 2015 they amounted to TSEK 616,990 for the group and TSEK 607,227 for the parent company. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the Balance Sheet.

Note 3 Capitalized development cost

Oasmia capitalizes development costs consisting of the Company’s investments in clinical Phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	October 31, 2016	October 31, 2015	April 30, 2016
Paclical	303,241	295,576	300,088
Paccal Vet	110,057	107,778	109,812
Total	413,298	403,354	409,900

Note 4 Inventory

TSEK	October 31, 2016	October 31, 2015	April 30, 2016
Valued at acquisition cost

Raw material and consumables	7,435	5,758	7,129
Products in progress	4,310	-	4,137
Finished products	4,200	-	5,372
Total	15,945	5,758	16,638

Goods were carried as expense respectively was written down as follows:

	2016	2015	2015/16
TSEK	May-Oct	May-Oct	May-Apr
Goods expensed	0	14	2,383
Goods written down	1,172	75	229

Goods written down is for finished products for which there is a risk that they may not be sold before expiry date.

Note 5 Short-term investments

Liquid assets not utilized in the daily operation have been invested in interest funds that invest in safe interest bearing securities and other interest instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been disclosed as Short-term investments in the Balance Sheet and have been valued to fair value.

As of October 31, 2016, no short term investment existed.

Note 6 Transactions with related parties

On October 31, 2016 Oasmia had a credit facility of TSEK 40,000, which is the same amount as of October 31, 2015, provided by the principal shareholder of the company, Alceco International S.A. The interest rate on utilized credits is 5 percent. As of October 31, 2016, it was completely unutilized. On October 31, 2015 TSEK 35 was utilized.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2016
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Oasmia carries a loan from Nexttobe AB amounting to TSEK 94,395 which matures on December 30, 2016 and carries an interest rate of 8.5%. The accrued interest amounted to TSEK 6,686 as of October 31, 2016. As of October 31, 2015, the accrued interest was TSEK 6,159. The interest is accounted for in the balance sheet as Borrowing together with the capital amount, TSEK 101,081. The corresponding amount in the corresponding period previous year was TSEK 93,159.

The loan from Nexttobe is renegotiated and is replaced on the due date by a new loan amounting to MSEK 94.4 plus the accrued interest MSEK 8.0, totaling MSEK 102.4. This new loan is due on September 30, 2017. The loan is accounted for at accrued acquisition cost and its fair value is based on an estimated market interest of 10% and amounts to TSEK 94,163.

Nexttobe AB was in the period Oasmia’s second largest shareholder with a total holding of 18.3%. However, these shares were sold as of November 1, 2016, which means that Nexttobe is no longer a related party.

No significant further transactions with related parties have been made in the period apart from remuneration to Members of the Board and employees.

Note 7 Contingent liabilities and Pledged assets

The parent company has made a floating charge of TSEK 8,000 to a bank as security for a TSEK 5,000 bank overdraft and limit for a TSEK 3,000 exchange derivative.

One of Oasmias partners has raised a claim of MEUR 1.1, approx. MSEK 10.8 on Oasmia. The partner claims that Oasmia hasn’t fulfilled certain obligations according to the agreement governing the co-operation. Oasmia interprets the agreement differently and considers the claim as completely baseless and has therefore disputed it.

Note 8 Risk factors

The group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed simultaneously as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual report for the fiscal year May 1, 2015 – April 30, 2016. Additional to these no further risks have occurred during the period.

Note 9 Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. This work includes that the company is in discussions with potential partners for licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders and that the company ensures enough resources to secure that forecasted future revenue streams from regions where the company's products registered, are realized.

Available consolidated liquid assets and unutilized credit facilities as of October 31, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects for financing the Company´s operations in the coming year are good. Should funding not be obtained in sufficient quantities there is a risk that the conditions for continued operation does not exist.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2016
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The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this interim report gives a fair view of the parent company and group activities, position and result and describes essential risks and uncertainty factors that the parent company and the companies that are part of the group face.

Uppsala, December 1, 2016

Anders Lönner, Chairman	Julian Aleksov, Vice Chairman

Bo Cederstrand, Member	Lars Bergkvist, Member

Alexander Kotsinas, Member	Mikael Asp, CEO

The information in this interim report is such that Oasmia Pharmaceutical AB (publ) must publish according to the Swedish Securities Markets Act. The information was delivered for publication on December 2, 2016 at 4 pm.

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. Reg. No: 556332-6676

Domicile: Stockholm

Address and telephone number to the Main Office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18 50 54 40

www.oasmia.com, E-mail: info@oasmia.com

Questions concerning the report are answered by:

Mikael Asp, CEO, Phone: +46 18 50 54 40 E-mail: mikael.asp@oasmia.com

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2016
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UPCOMING REPORT DATES

Interim report May 2016 – January 2017	March 3, 2017
Year-end report May 2016 – April 2017	June 8, 2017
Annual Report May 2016 – April 2017	July 7, 2017
Interim report May – July 2017	September 1, 2017
Interim report May – October 2017	December 1, 2017
Interim report May 2017 – January 2018	March 2, 2018

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2016
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Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona have been translated into U.S. dollars at the closing rate as per October 31, 2016 which was 9.0207 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2016	2015	2015/16
$ thousand if nothing else is stated	May-Oct	May-Oct	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	107,209	104,876	107,209
Weighted average number of shares, before and after dilution, in thousands	107,209	97,934	101,753
Earnings (loss) per share, before and after dilution, in $	(0.08)	(0.09)	(0.15)
Equity per share, $	0.31	0.38	0.34
Equity/Assets ratio, %	57	67	63
Net debt, $ thousand	14,578	2,395	10,391
Net debt/Equity ratio, %	44	6	29
Number of employees at the end of the period	77	79	75

Consolidated income statement in brief
Net sales	10	30	707
Capitalized development cost	377	1,129	1,854
Operating income (loss)	(7,561)	(8,738)	(14,710)
Financial income and expenses - net	(1,115)	(486)	(981)
Income (loss) before taxes	(8,676)	(9,225)	(15,690)
Income (loss) for the period	(8,676)	(9,225)	(15,690)
Comprehensive income (loss) for the period	(8,675)	(9,226)	(15,693)

Consolidated statement of financial position in brief
Total non-current assets	52,055	48,564	49,110
Total current assets	6,470	11,501	8,045
Total assets	58,526	60,065	57,155
Total equity	33,481	39,999	36,145
Total non-current liabilities	0	10,327	0
Total current liabilities	25,045	9,739	21,010
Total liabilities	25,045	20,066	21,010
Total equity and liabilities	58,526	60,065	57,155

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(7,561)	(8,738)	(14,710)
Cash flow from operating activities before changes in working capital	(7,333)	(8,527)	(14,275)
Cash flow from operating activities	(6,629)	(4,543)	(14,204)
Cash flow from investing activities	1,791	1,861	1,116
Cash flow from financing activities	5,479	7,579	13,020
Cash flow for the period	642	4,896	(68)
Cash and cash equivalents at end of the period	3,549	7,871	2,905